CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

March 5, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with General Instruction D(3) to the General Instructions to the filing of a Form 10-K, please be advised that State Auto Financial Corporation (the “Company”) adopted seven changes from the preceding year in accounting principles or practices reflected in the Form 10-K for its year ended December 31, 2009 (“2009 Form 10-K”). The Company adopted standards related to the following Topics: Fair Value Measurements and Disclosures, Compensation – Retirement Benefits, Codification, Subsequent Events, Investments and Financial Instruments, as described below.

Fair Value Measurements and Disclosures

In September 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-12 on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The Company adopted this new guidance effective December 31, 2009, and determined it had no effect on the Company’s consolidated financial statements. The disclosures required by this new guidance are provided in Note 3 of Item 8 Financial Statements and Supplementary Data of our 2009 Form 10-K.

Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued new guidance which is now part of the FASB Accounting Standards Codification (“ASC”) Topic Compensation – Retirement Benefits and requires an employer to provide certain disclosures about plan assets of its defined benefit pension or other postretirement plans. The Company adopted this new guidance effective December 31, 2009, and determined it had no effect on the Company’s consolidated financial statements. The disclosures required by this new guidance are provided in Note 10 of Item 8 Financial Statements and Supplementary Data of our 2009 Form 10-K.

Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“the Codification”). The adoption of the Codification changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance included in the FASB ASC Topic Subsequent Events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this new guidance effective June 30, 2009, and determined it had no effect on the Company’s consolidated financial statements. The disclosures required by this new guidance are provided in Note 19 of Item 8 Financial Statements and Supplementary Data of our 2009 Form 10-K.

Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments which is included in the FASB ASC Topic Investments – Debt and Equity Securities. Under

the new guidance, the indicators used in considering an impairment of a debt security to be other-than-temporary have been modified. The Company adopted this new guidance effective April 1, 2009, and determined it did not have a material effect on the Company’s consolidated financial statements. The disclosures required by this new guidance are provided in Note 2 of Item 8 Financial Statements and Supplementary Data of our 2009 Form 10-K.

Additional Fair Value Measurement Guidance

In April 2009, the FASB issued new guidance included in the FASB ASC Topic Fair Value Measurements and Disclosures for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The Company adopted this new guidance effective April 1, 2009, and determined it did not have a material effect on the Company’s consolidated financial statements. The disclosures required by this new guidance are provided in Note 3 of Item 8 Financial Statements and Supplementary Data of our 2009 Form 10-K.

Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance included in the FASB ASC Topic Financial Instruments related to the disclosure of the fair value of financial instruments. The Company adopted this new guidance effective April 1, 2009. The disclosures required by this new guidance are provided in Notes 6 and 7 of Item 8 Financial Statements and Supplementary Data of our 2009 Form 10-K.

Sincerely,

/s/ Steven E. English

Chief Financial Officer